FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

No. 124 Cao Bao Road

Xu Hui District

Shanghai 200235, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer

Date: August 12, 2008

Exhibit 99.1

Home Inns Reports Second Quarter Un-audited Financial Results

Shanghai, August 11th, 2008 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the quarter ended June 30th, 2008.

Second Quarter 2008 Financial Highlights

•

Total revenues for the quarter increased 93.0% year-over-year to RMB 448.1 million (US$ 65.3 million), including revenues of RMB 38.4 million (US$ 5.6 million) from our Top Star hotel chain which we acquired last year.

•

EBITDA (non-GAAP) was RMB 63.0 million (US$ 9.2 million). Excluding foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 82.2 million (US$ 12.0 million), up 33.4% year-over-year. Excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 78.7 million (US$ 11.5 million), up 27.8% year-over-year.

•

Income from operations was RMB 31.3 million (US$ 4.6 million). Income from operations excluding share-based compensation expenses was RMB 36.7 million (US$ 5.4 million). Excluding the impact of Top Star, income from operations excluding share-based compensation expenses was RMB 39.0 million (US$ 5.7 million), a decrease of 6.7% year-over-year. Income from operations was negatively impacted by the large number of hotels under construction, a higher proportion of new hotels in our hotel portfolio, the earthquake in western China, and the national holiday schedule’s shift, which we will discuss more in the following sections.

•

Adjusted net income (non-GAAP) was RMB 26.6 million (US$ 3.9 million), excluding share-based compensation expenses of RMB 5.4 million (US$ 0.8 million) and foreign exchange losses of RMB 13.7 million (US$ 2.0 million). As a GAAP measure, net income was RMB 7.5 million (US$ 1.1 million).

•

Diluted earnings per ADS was RMB 0.21 (US$ 0.03). Non-GAAP adjusted diluted earnings per ADS was RMB 0.72 (US$ 0.10). Excluding the impact of Top Star, diluted earnings per ADS was RMB 0.24 (US$ 0.03), while non-GAAP adjusted diluted earnings per ADS was RMB 0.77 (US$ 0.11). Reconciliation between the adjusted diluted earnings per ADS versus US GAAP figures is included at the end of this press release.

“During the second quarter we almost doubled our revenues year-on-year, and opened 67 of the 200 new hotels targeted for 2008,” remarked Mr. David Sun, Home Inns’ Chief Executive Officer. “Although accelerating our hotel conversion rate during the earlier part of the year resulted in higher pre-opening expenses as well as a higher proportion of new hotels in our overall hotel mix, we believe that, even though this temporarily caused a negative impact on margins, it is an important step to take to maintain our leading position in China and position us for future growth and profitability.”

Operational Highlights

•

Hotel expansion accelerated with 67 net new hotels opened during the quarter, consisting of 51 leased-and-operated hotels and a net of 16 franchised-and-managed hotels, compared with 26 net new hotels opened in the second quarter of 2007, which consisted of 20 leased-and-operated hotels and a net of 6 franchised-and-managed hotels. Home Inns opened a net total of 100 hotels in the first half of 2008, or half of its targeted total new opening number for this year. Last year, only 28.0% of the new hotels scheduled for completion in 2007 were completed in the first half of the year, a period during which the pace of construction is typically slower due to the Chinese New Year and winter weather. As of June 30, 2008, the Home Inns hotel chain included 366 hotels in operation with an average of 120 rooms per hotel in operation, covering 79 cities in China and consisting of 271 leased-and-operated hotels and 95 franchised-and-managed hotels.

•

As of June 30, 2008, Home Inns had an additional 137 hotels contracted, which consisted of 84 leased-and-operated hotels and 53 franchised-and-managed hotels. As of June 30, 2007, Home Inns had 63 hotels contracted, which consisted of 50 leased-and-operated hotels and 13 franchised-and-managed hotels.

•

The occupancy rate for the Home Inns hotel chain was 88.2% in the second quarter of 2008 and 95.2% in the same period of 2007. Occupancy rates for the quarter were negatively impacted largely by the severe earthquake in central China during the quarter, higher mix of hotels opened for less than six months, as well as lower occupancy rates at our Top Star hotels. Excluding Top Star, the occupancy rate was 90.8% in the second quarter of 2008.

•

RevPAR, defined as revenue per available room, was RMB 153 in the second quarter of 2008. RevPAR excluding Top Star was RMB 160 in the second quarter of 2008, compared with RMB 174 in the same period in 2007. RevPAR was negatively impacted by the same factors that negatively impacted occupancy rate, as discussed above.

•

RevPAR for Home Inns’ hotels which had been in operation for at least 18 months as of April 1, 2008 was RMB 193 in the second quarter of 2008, compared to RevPAR of RMB 192 during the same period of 2007. This demonstrates the continued strength in our more established hotels.

•

Top Star had a negative impact on the consolidated results as 20% of the Top Star hotels are located in the regions directly impacted by the earthquake. For the second quarter, our Top Star hotels had revenues of RMB 38.4 million, a loss from operations of RMB 2.3 million, and EBITDA (non-GAAP) of RMB 4.4 million. While the earthquake was a setback, Top Star achieved positive EBITDA, and its ramping up resumed in July with RevPAR recovering to RMB 100, compared to RevPAR of RMB 95 during the second quarter 2008.

“Despite the challenging quarter, during which we experienced one of the worst earthquakes in China’s history, we still achieved strong revenue growth and further expanded our hotel chain. As we move into the second half of the year I believe we now have reached a turning point - our mature hotels continue to provide stable revenues, and, as our chain continues to expand, the cost of adding new hotels as a percentage of overall revenue is declining. Furthermore, we are seeing evidence that the larger, more established hotel chains like ours are gaining overall market share in China, and we believe that, with our nationwide coverage and strong brand recognition we are well positioned to benefit from this trend,” remarked Mr. David Sun.

Second Quarter 2008 Financial Results

For the second quarter of 2008, Home Inns had total revenues of RMB 448.1 million (US$ 65.3 million), representing a 93.0% increase year-over-year and a 25.5% increase sequentially. Excluding the impact of Top Star, total revenues were RMB 409.7 million (US$ 59.7 million), representing a 76.4% increase year-over-year and a 24.6% increase sequentially.

Total revenues from leased-and-operated hotels for the second quarter of 2008 were RMB 424.6 million (US$ 61.9 million), representing a 91.4% increase year-over-year and a 24.7% increase sequentially. Excluding the impact of Top Star, total revenues from leased-and-operated hotels for the second quarter of 2008 were RMB 386.2 million (US$ 56.3 million), representing a 74.1% increase year-over-year and a 23.7% increase sequentially. Home Inns opened 51 new leased-and-operated hotels during the second quarter of 2008 to reach a total of 271 leased-and-operated hotels, including 26 Top Star hotels. Home Inns opened 20 new lease-and-operated hotels during the same period a year ago and ended the second quarter 2007 with 117 leased-and-operated hotels.

Total revenues from franchised-and-managed hotels for the second quarter of 2008 were RMB 23.5 million (US$ 3.4 million), representing a 125.5% increase year-over-year and a 42.0% increase sequentially. Home Inns opened 16 net new franchised-and-managed hotels during the second quarter of 2008 to reach a total of 95 such hotels. Home Inns opened 6 net new franchised-and-managed hotels during the same period a year ago and ended the second quarter 2007 with 54 franchised-and-managed hotels.

The overall occupancy rate for the entire Home Inns hotel chain was 88.2% in the second quarter of 2008. Excluding the impact of Top Star, the occupancy rate for the Home Inns hotel chain was 90.8% for the quarter, compared with 95.2% in the same period in 2007 and 86.0% in the previous quarter. The decline year-over-year was caused primarily by the impact of the earthquake, changes made to China’s national holiday schedule in May, as well as the higher proportion new hotels (those opened for less than six months) in our overall hotel mix. The sequential increase in occupancy was a result of the second quarter being typically a seasonally stronger quarter.

Average daily rate (ADR) for the quarter was RMB 173. Excluding the impact of Top Star, ADR for the Home Inns hotel chain was RMB 176 for the quarter, compared with RMB 183 in the same period in 2007 and RMB 174 in the previous quarter. The factors that impacted occupancy rates also affected ADR in a similar way. In addition, the ADR trend also reflects Home Inns’ increased presence in lower-tier cities where room rates are lower.

RevPAR for the quarter was RMB 153. Excluding the impact of Top Star, RevPAR for the quarter was RMB 160, compared with RevPAR of RMB 174 in the same period in 2007 and RMB 150 in the previous quarter.

Total operating costs and expenses for the second quarter of 2008 were RMB 390.5 million (US$ 56.9 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 385.0 million (US$ 56.1 million), or 85.9% of total revenues. Excluding the impact of Top Star, total operating costs and expenses for the quarter were RMB 351.8 million (US$ 51.3 million). Excluding the impact of Top Star, total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 346.4 million (US$ 50.5 million), or 84.6% of total revenues, compared to 76.1% in the same quarter 2007 and 90.5 % in the previous quarter.

Total leased-and-operated hotel costs for the second quarter of 2008 were RMB 348.7 million (US$ 50.8 million), representing 82.1 % of the leased-and-operated hotel revenues. Excluding the impact of Top Star, total leased-and-operated hotel costs were RMB 311.2 million (US$ 45.4 million), representing 80.6% of the leased-and-operated hotel revenues. Total leased-and-operated hotel costs represented 69.8% of the leased-and-operated hotel revenues for the same quarter in 2007 and 85.2% for the previous quarter excluding Top Star. Compared to a year ago, the large number of hotels under construction during the quarter led to higher rents and utilities and caused personnel costs and certain other costs to be a higher percentage of leased-and-operated hotel revenue for the quarter. Typically, once construction starts on a site, we begin to incur these costs, though we will not see revenue until the hotel is in operation. The costs associated with hotels under construction were RMB 26.7 million (US$ 3.9 million) in the second quarter of 2008, representing 6.3% of leased-and-operated hotel revenue. These costs were RMB 7.8 million in the second quarter of 2007, representing 3.5% of leased-and-operated hotel revenue.

Sales and marketing expenses for the second quarter were RMB 5.5 million (US$ 0.8 million), an increase of 24.6% year-over-year and an increase of 17.1% sequentially. Excluding the impact of Top Star, sales and marketing expenses were RMB 4.8 million (US$ 0.7 million), an increase of 9.7% year-over-year and an increase of 10.0% sequentially.

General and administrative expenses for the second quarter were RMB 36.3 million (US$ 5.3 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 30.9 million (US$ 4.5 million), or 6.9% of the total revenues. Excluding the impact of Top Star, general and administrative expenses were RMB 35.8 million (US$ 5.2 million). General and administrative expenses excluding Top Star and share-based compensation expenses (non-GAAP) were RMB 30.4 million (US$ 4.4 million), or 7.4% of the total revenues, compared with 7.5% of the total revenues in the same period of 2007 and 8.3% in the previous quarter.

Income from operations for the quarter was RMB 31.3 million (US$ 4.6 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 36.7 million (US$ 5.4 million). Excluding the impact of Top Star, income from operations for the quarter was RMB 33.6 million (US$ 4.9 million), and income from operations excluding share-based compensation expenses (non-GAAP) was RMB 39.0 million (US$ 5.7million) or 9.5% of total revenues, compared to 18.0% in the same period of 2007 and 3.2% in the previous quarter.

EBITDA (non-GAAP) for the second quarter of 2008 was RMB 63.0 million (US$ 9.2 million). Excluding foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 82.2 million (US$ 12.0 million), an increase of 33.4% year-over-year and up 103.8% from the previous quarter. Excluding the impact of Top Star, EBITDA (non-GAAP) for the quarter was RMB 58.6 million (US$ 8.5 million). Excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 78.7 million (US$ 11.5 million), up 27.8% year-over-year and up 62.1% from the previous quarter.

Excluding foreign exchange losses and share-based compensation expenses, adjusted net income (non-GAAP) for the second quarter of 2008 was RMB 26.6 million (US$ 3.9 million), a decrease of 33.3% year-over-year. GAAP net income for the quarter was RMB 7.5 million (US$ 1.1 million). Excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted net income (non-GAAP) was RMB 28.7 million (US$ 4.2 million), down 28.1% year-over-year. Excluding Top Star, GAAP net income for the quarter was RMB 8.7 million (US$ 1.3 million).

For the second quarter of 2008, excluding foreign exchange losses and share-based compensation expenses, adjusted basic and diluted earnings per share (non-GAAP) were RMB 0.38 (US$ 0.05) and RMB 0.36 (US$ 0.05), respectively. Adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 0.75 (US$ 0.11) and RMB 0.72 (US$ 0.10), respectively. Basic and diluted earnings per share were RMB 0.11 (US$ 0.02) and RMB 0.10 (US$ 0.01), respectively. Basic and diluted earnings per ADS were both RMB 0.21 (US$ 0.03). For the second quarter of 2008, excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted basic and diluted earnings per share (non-GAAP) were RMB 0.41 (US$ 0.06) and RMB 0.38 (US$ 0.06), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 0.81 (US$ 0.12) and RMB 0. 77 (US$ 0.11), respectively.

Net operating cash flow for the second quarter of 2008 was RMB 107.7 million (US$ 15.7 million). Capital expenditures for the quarter were RMB 225.7 million (US$ 32.9 million).

As of June 30, 2008, Home Inns had cash and cash equivalents of RMB 1,153.0 million (US$ 168.1 million). We had convertible bonds outstanding of RMB 1.1 billion (US$ 162.3 million) including principal and accrued interest. These are zero coupon bonds with a maturity on or around December 10, 2012, with a yield of 0.50% per annum. The bonds can be converted into a total of 5,650,780 Home Inns’ ordinary shares at the option of the holders. The bonds have a non-call and non-put period of three years from the issuance date.

“Although the earthquake was a setback to our efforts to ramp up Top Star, we are confident that Top Star’s overall operating performance will continue to improve as it becomes more integrated into the Home Inns chain. With a number of the factors that have impacted profitability now behind us we are now better positioned than ever to cost-effectively manage our expansion in order to improve margins and achieve attractive top-line revenue growth,” remarked Ms. May Wu, Home Inns’ Chief Financial Officer.

Outlook for Third Quarter 2008

Home Inns continues to expect to open approximately 200 new hotels in 2008. Home Inns expects its total revenues in the third quarter of 2008 to be in the range of RMB 500 million (US$ 72.9 million) to RMB 520 million (US$ 75.8 million). This forecast reflects Home Inns’ current and preliminary view, which is subject to change.

Conference Call Information

Home Inns’ management will hold an earnings conference call at 9 PM on August 11, 2008 U.S. Eastern Standard Time (9 AM on August 12, 2008 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+852.3002.1672
U.S (toll free):	+1.800.299.8538
U.S. and International:	+1.617.786.2902
Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following number until 10 PM on August 18, 2008 U.S. Eastern Standard Time.

US toll free:	+1.888.286.8010
International:	+1.617.801.6888
Passcode:	87586758

Additionally, a live and archived webcast of this conference call will be available at http://english.homeinns.com.

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADS’s, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2007 with the Securities and Exchange Commission on April 18, 2008, a copy of which is also available on the Company’s website http://English.homeinns.com. The Company will provide a hard copy of its annual report on Form 20-F, free of charge, to its shareholders and ADS holders upon request.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2008 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.

Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of August 11, 2008, and Home Inns undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Home Inns’ un-audited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income excluding foreign exchange losses and share-based compensation, adjusted basic and diluted earnings and ADS per share excluding foreign exchange losses and share-based compensation, EBITDA and adjusted EBITDA excluding foreign exchange losses and share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective and by excluding foreign exchange losses which may not be indicative of its operating performance. Home Inns believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Home Inns’ historical performance and liquidity. Home Inns computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Home Inns believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Home Inns’ management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, Home Inns’ management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that Home Inns has made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. Home Inns’ management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, foreign exchange losses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our financial results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Home Inns compensates for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA and adjusted EDITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

Reconciliations of Home Inns’ non-GAAP financial measures, including EBITDA and adjusted EBITDA, to consolidated statement of operations information are included at the end of this press release.

Contacts

For investor and media inquiries, please contact:

Ethan Ruan
Home Inns & Hotels Management Inc.
Tel:	+ 86-21-34019898*2004
Email:	zjruan@homeinns.com

FD Beijing
Julian Wilson
Tel:	+86-10-8591-1951
Email:	julian.wilson@fd.com

Peter Schmidt
Tel:	+86-10-8591-1953
Email:	peter.schmidt@fd.com

Home Inns & Hotels Management Inc.

Consolidated Balance Sheet Information

	December 31, 2007	June 30, 2008
	RMB ‘000 (audited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,562,600	1,153,041	168,104
Restricted cash	173,849	68,591	10,000
Accounts receivable	16,913	22,717	3,312
Receivables from related parties	1,372	—	—
Consumables	18,992	27,003	3,937
Prepayments and other current assets	61,927	56,203	8,193
Deferred tax assets, current	16,574	37,584	5,479

	—
Total current assets	1,852,227	1,365,139	199,025

	—
Property and equipment, net	1,147,682	1,555,527	226,783
Goodwill	397,778	397,778	57,993
Intangible assets, net	46,739	46,751	6,816
Other assets	68,088	53,194	7,755
Deferred tax assets, non-current	49,024	61,107	8,909

Total assets	3,561,538	3,479,496	507,281

LIABILITIES
Current liabilities:
Accounts payable	13,007	20,205	2,946
Payables to related parties	6,651	5,715	833
Short-term borrowings	269,000	160,000	23,327
Salaries and welfare payable	48,260	50,694	7,391
Income tax payable	43,083	47,159	6,875
Other taxes payable	8,901	10,196	1,486
Deferred revenues	23,807	35,366	5,156
Provisions for customer reward program	5,439	7,422	1,082
Other unpaid and accruals	36,570	43,082	6,281
Other payables	350,204	360,429	52,548

Total current liabilities	804,922	740,268	107,925

Deferred rental	94,226	113,733	16,581
Deferred revenues, non-current	14,031	16,188	2,360
Long-term loan	18,036	—	—
Unfavorable lease liability	19,894	19,096	2,784
Convertible bond	1,110,308	1,113,083	162,278
Deferred tax liability, non-current	13,637	14,794	2,157

Total liabilities	2,075,054	2,017,162	294,085

Minority interest	11,087	17,006	2,479
Commitments and contingencies
Shareholders’ equity
Ordinary shares (US$0.005 par value; 177,075,114 and 200,000,000 shares authorized, 70,487,385 and 70,867,958 shares issued and outstanding as of December 31, 2007 and June 30, 2008, respectively)	2,874	2,887	421
Additional paid-in capital	1,362,942	1,375,686	200,564
Statutory reserves	41,333	41,334	6,026
Retained earnings	68,248	25,421	3,706

Total shareholders’ equity	1,475,397	1,445,328	210,717

Total liabilities and shareholders’ equity	3,561,538	3,479,496	507,281

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8591 on Jun 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotel Management Inc.

Consolidated Statement of Operations Information

	Quarter Ended
	Jun 30, 2007	March 31, 2008				Jun 30, 2008
	RMB (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)
				Top Star	excluding Top Star			Top Star	excluding Top Star
Revenues:
Leased-and-operated hotels	221,801	340,422	48,548	28,184	312,238	424,569	61,899	38,408	386,161
Franchised-and-managed hotels	10,429	16,561	2,362	—	16,561	23,521	3,429	—	23,521

Total revenues	232,230	356,983	50,910	28,184	328,799	448,090	65,328	38,408	409,682
Less: Business tax and related surcharges	(13,781)	(22,136)	(3,157)	(1,461)	(20,675)	(26,359)	(3,843)	(2,076)	(24,283)

Net revenues	218,449	334,847	47,753	26,723	308,124	421,731	61,485	36,332	385,399

Operating costs and expenses:
Leased-and-operated hotel costs – Rents and utilities	(61,301)	(135,084)	(19,265)	(17,432)	(117,652)	(149,429)	(21,786)	(16,504)	(132,925)
Personnel costs*	(35,058)	(69,161)	(9,863)	(5,953)	(63,208)	(82,175)	(11,980)	(7,522)	(74,653)
Depreciation and amortization	(18,388)	(38,970)	(5,558)	(5,992)	(32,978)	(43,961)	(6,409)	(5,532)	(38,429)
Consumables, food and beverage	(18,882)	(27,685)	(3,948)	(2,879)	(24,806)	(31,851)	(4,644)	(1,860)	(29,991)
Others	(21,252)	(32,532)	(4,639)	(5,113)	(27,419)	(41,274)	(6,017)	(6,082)	(35,192)

Total leased-and-operated hotel costs	(154,881)	(303,432)	(43,273)	(37,369)	(266,063)	(348,690)	(50,836)	(37,500)	(311,190)
Sales and marketing expenses	(4,377)	(4,660)	(665)	(296)	(4,364)	(5,454)	(795)	(655)	(4,799)
General and administrative expenses*	(21,881)	(34,579)	(4,931)	(3,361)	(31,217)	(36,307)	(5,293)	(461)	(35,846)

Total operating costs and expenses	(181,139)	(342,671)	(48,869)	(41,026)	(301,645)	(390,451)	(56,924)	(38,616)	(351,835)

Income from operations	37,310	(7,824)	(1,116)	(14,303)	6,479	31,280	4,561	(2,284)	33,564
Interest income	10,499	15,614	2,227	14	15,600	5,935	865	40	5,894
Interest expense	(2,241)	(10,199)	(1,455)	(619)	(9,580)	(7,435)	(1,084)	(88)	(7,347)
Other non-operating income	3,114	4,453	635	78	4,375	1,666	243	231	1,435
Foreign exchange gain or loss, net	(12,752)	(50,020)	(7,133)	(762)	(49,258)	(13,742)	(2,003)	900	(14,642)

Income before income tax expense, minority interests and share of income of affiliated companies	35,930	(47,976)	(6,842)	(15,592)	(32,384)	17,704	2,582	(1,201)	18,905
Income tax expense	(11,036)	(1,363)	(194)	—	(1,363)	(8,954)	(1,305)	—	(8,954)
Minority interests	(2,153)	(951)	(136)	—	(951)	(1,287)	(188)	—	(1,287)

Net income	22,741	(50,290)	(7,172)	(15,592)	(34,698)	7,463	1,089	(1,201)	8,664

Amount allocated to participating preference shareholders	—	—	—	—	—	—	—	—	—

Net income available to ordinary shareholders	22,741	(50,290)	(7,172)	(15,592)	(34,698)	7,463	1,089	(1,201)	8,664

Earnings per share
— Basic	0.33	-0.71	-0.10		-0.49	0.11	0.02		0.12

— Diluted	0.32	-0.71	-0.10		-0.49	0.10	0.01		0.12

Weighted average ordinary shares outstanding
— Basic	67,943	70,658	70,658		70,658	70,821	70,821		70,821

— Diluted	70,875	70,658	70,658		70,658	72,743	72,743		72,743

* Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	3	3	—		3	3	—		3
General and administrative expenses	4,465	4,040	576		4,040	5,432	792		5,432

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8591 on Jun 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2008						Quarter Ended Jun 30, 2008 (excluding Top Star)
	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000
Leased-and-operated hotel costs	(348,690)	77.8%	3	0.0%	(348,688)	77.8%	(311,190)	76.0%	3	0.0%	(311,187)	76.0%
Sales and marketing expenses	(5,454)	1.2%	—	0.0%	(5,454)	1.2%	(4,799)	1.2%	—	0.0%	(4,799)	1.2%
General and administrative expenses	(36,307)	8.1%	5,432	1.2%	(30,875)	6.9%	(35,846)	8.7%	5,432	1.3%	(30,414)	7.4%

Total operating costs and expenses	(390,451)	87.1%	5,435	1.2%	(385,017)	85.9%	(351,835)	85.9%	5,435	1.3%	(346,400)	84.6%

Income from operations	31,280	7.0%	5,435	1.2%	36,714	8.2%	33,564	8.2%	5,435	1.3%	38,999	9.5%

	Quarter Ended June 30, 2008						Quarter Ended Jun 30, 2008 (excluding Top Star)
	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ ‘000		US$ ‘000		US$ ‘000		US$ ‘000		US$ ‘000		US$ ‘000
Leased-and-operated hotel costs	(50,836)	77.8%	—	0.0%	(50,836)	77.8%	(45,369)	76.0%	—	0.0%	(45,369)	76.0%
Sales and marketing expenses	(795)	1.2%	—	0.0%	(795)	1.2%	(700)	1.2%	—	0.0%	(700)	1.2%
General and administrative expenses	(5,293)	8.1%	792	1.2%	(4,501)	6.9%	(5,226)	8.7%	792	1.3%	(4,434)	7.4%

Total operating costs and expenses	(56,924)	87.1%	792	1.2%	(56,132)	85.9%	(51,295)	85.9%	792	1.3%	(50,503)	84.6%

Income from operations	4,561	7.0%	792	1.2%	5,353	8.2%	4,893	8.2%	792	1.3%	5,685	9.5%

	Quarter Ended March 31, 2008						Quarter Ended March 31, 2008 (excluding Top Star)
	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000
Leased-and-operated hotel costs	(303,432)	85.0%	3	0.0%	(303,429)	85.0%	(266,063)	80.9%	3	0.0%	(266,060)	80.9%
Sales and marketing expenses	(4,660)	1.3%	—	0.0%	(4,660)	1.3%	(4,364)	1.3%	—	0.0%	(4,364)	1.3%
General and administrative expenses	(34,579)	9.7%	4,040	1.1%	(30,539)	8.6%	(31,218)	9.5%	4,040	1.2%	(27,178)	8.3%

Total operating costs and expenses	(342,671)	96.0%	4,043	1.1%	(338,628)	94.9%	(301,645)	91.7%	4,043	1.2%	(297,602)	90.5%

Income from operations	(7,824)	2.2%	4,043	1.1%	(3,781)	1.1%	6,479	2.0%	4,043	1.2%	10,522	3.2%

	Quarter Ended June 30, 2007
	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Net Revenue
	RMB ‘000		RMB ‘000		RMB ‘000
Leased-and-operated hotel costs	(154,881)	66.7%	3	0.0%	(154,878)	66.7%
Sales and marketing expenses	(4,377)	1.9%	—	0.0%	(4,377)	1.9%
General and administrative expenses	(21,881)	9.4%	4,465	1.9%	(17,415)	7.5%

Total operating costs and expenses	(181,138)	78.0%	4,468	1.9%	(176,670)	76.1%

Income from operations	37,311	16.1%	4,468	1.9%	41,780	18.0%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8591 on Jun 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2007	March 31, 2008		June 30, 2008
	RMB ‘000	RMB ‘000	RMB ‘000(excluding Top Star)	RMB ‘000	US$ ‘000	RMB ‘000(excluding Top Star)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (GAAP)	22,741	(50,290)	(34,698)	7,463	1,089	8,664

Foreign exchange losses (gains), net	12,752	50,020	49,258	13,742	2,003	14,642

Share-based compensation	4,468	4,043	4,043	5,435	792	5,435

Adjusted net income excluding foreign exchange losses, share-based compensation	39,961	3,773	18,603	26,640	3,884	28,741

	Quarter Ended
	June 30, 2007	March 31, 2008		June 30, 2008
	RMB ‘000	RMB ‘000	RMB ‘000(excluding Top Star)	RMB ‘000	US$ ‘000	RMB ‘000(excluding Top Star)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per share (GAAP)
— Basic	0.33	-0.71	-0.49	0.11	0.02	0.12

— Diluted	0.32	-0.71	-0.49	0.10	0.01	0.12

Earnings per share excluding foreign exchange losses, share-based compensation
— Basic	0.59	0.05	0.26	0.38	0.05	0.41

— Diluted	0.56	0.05	0.25	0.36	0.05	0.38

Weighted average ordinary shares outstanding
— Basic	67,943	70,658	70,658	70,821	70,821	70,821

— Diluted	70,875	72,840	78,491	78,394	78,394	78,394

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8591 on Jun 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2007	March 31, 2008		June 30, 2008
	RMB ‘000	RMB ‘000	RMB ‘000 (excluding Top Star)	RMB ‘000	US$ ‘000	RMB ‘000 (excluding Top Star)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (GAAP)	22,741	(50,290)	(34,698)	7,463	1,089	8,664
Interest income	(10,499)	(15,614)	(15,600)	(5,935)	(865)	(5,894)
Interest expenses	2,241	10,199	9,580	7,435	1,084	7,347
Income tax expense	11,036	1,363	1,363	8,954	1,305	8,954
Depreciation and amortization	18,854	40,593	34,601	45,080	6,572	39,548

EBITDA (Non-GAAP)	44,373	(13,749)	(4,754)	62,997	9,185	58,619

Foreign exchange losses (gains), net	12,752	50,020	49,258	13,742	2,003	14,642
Share-based compensation	4,468	4,043	4,043	5,435	792	5,435

EBITDA excluding foreign exchange losses, share-based compensation	61,593	40,314	48,547	82,173	11,981	78,695

% of total revenue	26.5%	11.3%	14.8%	18.3%	18.3%	19.2%

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	June 30, 2007	March 31, 2008			June 30, 2008
			Topstar	excluding Top Star		Top Star	excluding Top Star
Total Hotels in operation:	171	299	26	273	366	26	340
Lease-and operated hotels	117	220	26	194	271	26	245
Franchised-and-managed hotels	54	79	—	79	95	—	95

Total rooms	20,485	36,442	4,133	32,309	44,088	4,125	39,963

Occupancy rate (as a percentage)	95.2%	81.4%	48.1%	86.0%	88.2%	66.8%	90.8%

Average daily rate (in RMB)	183	172	143	174	173	142	176

RevPAR (in RMB)	174	140	69	150	153	95	160

Like-for-like performance for hotels opened for at least 18 months as of the beginning of the current quarter

	As of and for the quarter ended
	June 30, 2007	June 30, 2008
Total Hotels in operation:	109	109
Lease-and-operated hotels	79	79
Franchised-and-managed hotels	30	30

Total rooms	13,194	13,194

Occupancy rate (as a percentage)	102.2%	100.3%

Average daily rate (in RMB)	189	193

RevPAR (in RMB)	192	193